SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR
Av. Presidente Vargas, 409 - 13º
20071-003 Rio de Janeiro - RJ
Tel.: (21) 2224-2112
Fax: (21) 2507-8487

MINUTES OF THE SIX HUNDRED AND SECOND
MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

On May 25, 2009 at 2:00 p.m. at the headquarters of the Company, Setor Comercial Norte, Quadra 04, Bloco "B", n º 100, Sala 203, Centro Empresarial VARIG's - Brasilia - DF, the Board of Directors of Central Electric Brasileiras SA – ELETROBRÁS met, with Chairman Marcio Pereira Zimmermann, presiding the meeting. The following members of the Board were present: José Antonio Muniz Lopes, Wagner Bittencourt De Oliveira, José Antonio Corrêa Coimbra, Luiz Soares Dulce, Arlindo Magno De Oliveira e Carlos Alberto Leite Barbosa. Board member Miriam Aparecida Belchior was excused from the meeting. The Board met to consider the following Agenda: Election of a member of the Board to fulfill the remainder of the term of Victor Brando de Holanda, elected at the 49th Annual General Meeting held on April 30, 2009, who resigned. FORMAL DELIBERATION: elected as a member of the Board of Directors of ELETROBRÁS, unanimously, on the basis of Article 28 of the bylaws of the Company, until further decision of the General Shareholders’ Meeting, Mr Lindemberg de Lima Bezerra, Brazilian, single, graduated in Economics from Federal University of Rio Grande do Sul with a Master’s Degree in Economics from the University of São Paulo, resident and domiciled in CCSW 04, Lot 04, Block B, apto 408, Southwest - Brasília - DF, holder of ID No 86072. 085, issued by SSP / CE and registered under the CPF 477413760-04 which, after providing a commitment to faithfully perform his duties, was sworn in office in accordance with Article 20 of Company Bylaws and Article 149 of Law No. 6404 dated December 15, 1976, to fulfill the mandate of the replaced member, which ends on the date of the Annual General Meeting of 2010.This term is signed by the Chairman and the new appointed member.

AFRÂNIO DE ALENCAR MATOS Fº
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.